SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2005
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Wacoal Holdings Corp.
Form 6-K

Interim Consolidated and Non-Consolidated Financial Statements
for the First Half of the Fiscal Year Ending March 31, 2006
     On November 11, 2005, we released our consolidated and non-consolidated financial statements, and accompanying information, for the first half of the fiscal year ending March 31, 2006. Attached as Exhibit 1 hereto is an English translation of the release.
  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The attached financial statements, and accompanying information, contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “2. Forecast of Consolidated Results for the Year Ending March 31, 2006 (April 1, 2005 to March 31, 2006)”, “II. Management Policies”, “III. Business Results and Financial Condition”, “VII. 2. Forecast of Business Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)” and elsewhere in the attached financial statements and accompanying information.
     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:
•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.
     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached of financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.
     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

	By:	/s/ Ikuo Otani Ikuo Otani
General Manager, Corporate Planning

Date: November 14, 2005

EXHIBIT INDEX

Page
Exhibit 1	Interim Consolidated and Non-Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2006	7

EXHIBIT 1
Interim Consolidated and Non-Consolidated Financial Statements
for the First Half of the Fiscal Year Ending March 31, 2006

Interim Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2006
(U.S. Accounting Standards)
November 11, 2005

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
(URL http://www.wacoal.co.jp/ )

Representative:	Position: Representative Director
Name: Yoshikata Tsukamoto

For Inquiries:	Position: General Manager, Corporate Planning

Name: Ikuo Otani Tel: (075) 682-1010
Date of Meeting of Board of Directors to Approve Interim Financial Statements: November 11, 2005
Application of U.S. Accounting Standards: Yes

1.	Consolidated Results for the Six-Month Period Ended September 30, 2005 (April 1, 2005 to September 30, 2005)

(1)	Consolidated Business Results	(Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Pre-tax Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ended September 30, 2005	82,566	(0.8)	6,294	(44.3)	6,693	(40.2)
Six-Month Period Ended September 30, 2004	83,242	(1.3)	11,292	87.5	11,187	67.1
Year Ended March 31, 2005	160,968	(1.3)	11,766	290.1	12,079	166.5

	Net Income		Net Income Per Share	Diluted Net Earnings Per Share
	Million Yen	%	Yen	Yen
Six-Month Period Ended September 30, 2005	4,435	(31.7)	30.81	—
Six-Month Period Ended September 30, 2004	6,495	46.8	45.12	—
Year Ended March 31, 2005	6,790	134.0	47.17	—

(Note)	(i)	Equity in income of equity-method investment:

Six-month period ended September 30, 2005: 518 million yen
Six-month period ended September 30, 2004: 463 million yen
The year ended March 31, 2005: 871 million yen

	(ii)	Average number of outstanding shares during the period (year) ended (consolidated):

September 30, 2005: 143,942,282 shares
September 30, 2004: 143,961,474 shares
March 31, 2005: 143,956,284 shares

	(iii)	Changes in accounting method: None

	(iv)	Percentages indicated under sales, operating income, pre-tax interim (current year) income, and interim (current year) net income represent the increase/decrease compared to the previous six-month period (year).

(2)	Consolidated Financial Condition

			Total Shareholders’	Shareholders’ Equity Per
	Total Assets	Total Shareholders’ Equity	Equity Ratio	Share
	Million Yen	Million Yen	%	Yen
Six-Month Period Ended September 30, 2005	234,308	182,358	77.8	1,266.90
Six-Month Period Ended September 30, 2004	221,444	173,661	78.4	1,206.31
Year ended March 31, 2005	226,196	175,746	77.7	1,220.93

(Note)	Number of outstanding shares at end of the period (consolidated):
September 30, 2005: 143,940,330 shares
September 30, 2004: 143,960,102 shares
March 2005: 143,944,440 shares

(3)	Consolidated Cash Flow Status

		Cash Flow provided by	Cash Flow provided by
	Cash Flow from	(used in) Investing	(used in)	Balance of Cash and Cash
	Operating Activities	Activities	Financing Activities	Equivalents at End of Year
	Million Yen	Million Yen	Million Yen	Million Yen
Six-Month Period Ended September 30, 2005	2,490	770	(4,072)	23,531
Six-Month Period Ended September 30, 2004	1,317	(1,516)	(2,676)	24,599
Year ended March 31, 2005	2,045	(5,528)	296	24,195

(4)	Items related to the Consolidation Criteria and Equity Method Application
Number of consolidated subsidiaries: 36 companies
Number of non-consolidated subsidiaries subject to equity method: None
Number of affiliated companies subject to equity method: 9 companies

(5)	Changes in the Consolidation Criteria and Equity Method Application
Consolidated: (new) None (exception) None
Equity Method: (new) None (exception) None

2.	Forecast of Consolidated Results for the Year Ending March 31, 2006 (April 1, 2005 to March 31, 2006)

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen
Annual	164,000	1,000	2,400	1,900
(Reference) Expected net earnings per share (annual basis): 13.20 yen

* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 20 of the attachment for information relating to the foregoing estimates.

I. Status of Corporate Group
         Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 36 subsidiaries and 9 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group also conducts business in the areas of restaurant, culture, services and interior design.
         Segment information and a summary of Wacoal companies is as follows.
         The Company transitioned to a holding company structure and changed its name to Wacoal Holdings Corp. as of October 2005, and simultaneously created a new entity, Wacoal Corporation, to which all of the Company’business was transferred.

Business Segment	Operating Segment	Major Companies
Textile Goods and	Manufacturing and	Domestic	Wacoal Holdings Corp., Studio Five Corp.
Related Products	Sales Companies		1 Other Company
(Total: 3 Companies)
		Overseas	Wacoal America Inc.,
Wacoal China Co., Ltd., Shinyoung Wacoal Inc. (South Korea),
Taiwan Wacoal Co., Ltd., Guangdong Wacoal Inc.,
Thai Wacoal Public Co., Ltd.
3 Other Companies
(Total: 8 Companies)
	Sales Companies	Domestic	Intimate Garden Corp., Une Nana Cool Corp.
1 Other Company
(Total: 3 Companies)
		Overseas	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd.,
Wacoal France S.A., Wacoal (UK) Ltd.
3 Other Companies
(Total: 7 Companies)
	Apparel	Domestic	Kyushu Wacoal Sewing Corp., Tokai Wacoal Sewing Corp.,
	Manufacturers		Niigata Wacoal Sewing Corp., Torica Inc.
4 Other Companies
(Total: 8 Companies)
		Overseas	Wacoal Dominicana Corp. (Dominican Republic)
Guandong Wacoal Inc.
2 Other Companies
(Total: 4 Companies)
	Other Textile	Domestic	Wacoal Distribution Corp.
	Related Companies		1 Other Company
(Total: 2 Companies)
		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 Company)
Others	Cultural Business	Domestic	Wacoal Holdings Corp., Wacoal Art Center Co., Ltd.
	Service Companies		(Total: 2 Companies)
	Other Business	Domestic	Wacoal Holdings Corp., Nanasai Co., Ltd., Wakoh Corp.,
	Companies		Wacoal Service Co., Ltd., Kisco Co., Ltd.,
Wacoal Career Service Corp., House of Rose Co., Ltd.
(Total: 7 Companies)
		Overseas	Wacoal International Corp. (U.S.)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Total: 3 Companies)
The following is a business distribution diagram of the above companies.

Consumer Client
Sales
Sales
Domestic
Overseas
(Apparel Manufacturers: 8 Companies)
Kyushu Wacoal Sewing Corp.
Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
4 Other Companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Sales Companies: 3 Companies)
Intimate Garden Corp.
Une Nana Cool Corp.
1 Other Company
Supply of Goods
Supply of Goods
(Manufacturing and Sales Companies: 2 Companies)
Studio Five Corp.
1 Other Company
Supply of Goods
(Other Textile Related Companies: 2 Companies)
acoal Distribution Corp.
1 Other Company
Provision of Business Services and Supply of Raw Materials
(Cultural Business Service Company: 1 Company)
Wacoal Art Center Co., Ltd.
Provision of Administrative Services
(Other Business Companies: 6 Companies)
Nanasai Co., Ltd.
Wacoal Co., Ltd.
Wacoal Service Co., Ltd.
Kisco Co., Ltd.
Wacoal Career Service Corp.
ouse of Rose Co., Ltd.
Provision of Sales Appliances and Business Services
Wacoal Corporation
(North America District)
(Investment Company: 1 Company)
Wacoal International Corp. (U.S.)
Supply of Raw Materials
(Manufacturing and Sales Companies: 1 Company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
(Apparel Manufacturers: 2 Companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 Other Company
Supply of Goods
(Sales Company: 1 Company)
Wacoal Sports Science Corp. (U.S.)
S upply of Goods
(European District)
(Sales Companies: 2 Companies)
Wacoal France S.A. (France)
Wacoal (UK) Ltd. (U.K.)
Supply of Goods
(Asian District)
(Investment Company: 2 Companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Sales Company: 4 Companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
2 Other Companies
Supply of Goods
Supply of Goods
(Manufacturing and Sales Companies: 9 Companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
4 Other Companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
Supply of Raw Materials
(Other Textile Related Company: 1 Company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)

II. Management Policies
1. Basic Business Policy
     As a “Company that identifies with women”, our group endeavors to support a beautiful lifestyle for women. By capturing both body and mind, and by working to support each and every woman’s expression of her own inner and outer beauty, we are working actively to develop our “Body Designing Business”. In order to put this theme into action, and to gain the loyalty of our customers, we will provide “authentic value” through beauty, comfort and health products and services in our “Intimate Apparel” and “Wellness” businesses. We believe that such business activities will appeal to customers and enhance their loyalty to our Wacoal corporate brand. We believe that by gaining customer support through these business activities, we can continue the growth of our company. Under the assumption that expansion of our business operations will increase profits and contribute to employee job satisfaction, we will endeavor to seize markets and create new value.
     In the meantime, we recognize that it is essential to engage in corporate social responsibility (“CSR”) activities—such as involvement in environmental issues—in order to gain trust and support from society. We believe that operating our business with due attention to CSR, and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality, is part of improving our brand power and establishing our competitive position.
2. Basic Policy Regarding the Distribution of Profits
     With respect to our dividend policy, we will endeavor to continue our pattern of steady dividends, while giving consideration to the appropriate level of dividend payout.
     Moreover, in order to increase shareholder value and return profits to shareholders, we have, over the last four years, repurchased and cancelled a total of 10,100,000 shares of the Company. We will continue to consider similar such measures in the future.
     We have actively invested in existing sales markets, developing new “SPA” (Special Retailer of Private Label Apparel) stores, developing points of contact with customers, and launching new overseas business locations. We hope that these efforts will benefit our shareholders by improving future profits.
3. Concept and Policy Regarding Lowering the Price of our Investment Units
     It is important that our group promote long-term holding of our shares by investors, while also broadening our investor base. To do so, we believe lowering the price of our investment unit for the benefit of individual investors to be an effective measure. Going forward we will proceed to take careful measures while attaching great importance to shareholders, taking stock market trends into consideration and examining the necessary costs and effects of such measures.
4. Measures for Business Targets
     Our target is to achieve a return on equity (ROE) of 6% or higher and an operating income margin of 9% or higher.
5. Our Medium- and Long-Term Business Strategy
     To take full advantage of limited management resources, we will select and focus business operations by concentrating management resources on competitive areas to increase profits, while expanding our business operations by broadening the scope of such competitive areas. In this respect, we have been conducting a positioning analysis of our business portfolio based on profitability and growth potential. As key factors in our group’s future growth, we aim to further strengthen the market position of our Wacoal and Wing brand intimate apparel businesses, which are both highly profitable and showing stable growth, and at the same time increase the profitability of our catalog, wellness and SPA businesses, which are expected to have growth potential but which have yet to achieve full profitability.
     As an extension of our current business activities, we also promote our new growth strategy “CAP21” (CAP stands for Corporate Activation Project) in order to attain accelerated growth.
Promotion of CAP21
(1) Expansion Strategy in Domestic Innerwear Market

<MD Expansion>	▪	From middle to high quality product market, to a wider price range

	▪	From focus on high added value , to focus on sensitivity

<Channel Expansion>	▪	Enhancement of sales channels under direct management, such as SPAs and internet sales

	▪	Utilization of OEMs in a way that makes full use of the Wacoal style

<Service Expansion>	▪	Counseling services that are enhanced to meet the strong requirements of “beauty”
(2)	Aggressive Expansion to International Innerwear Markets

Accelerate growth worldwide by expansion of geographies, brands and channels.

(3)	Aggressive Entry into Related Domestic Industries
     Assess new and appropriate growth opportunities for the expansion of business, and seek aggressive entry into industries that are related to “beauty”, “comfort” and “health”, the key words indicating Wacoal’s specialty.
In order to attain actual growth opportunities with respect to (1) through (3) above, we are considering the following methods:
▪	Aggressive business investment using internal reserves

▪	Business partnerships or capital participation, pursuit of M&A opportunities in which a win-win relationship may be established

▪	Reform Wacoal into a competitive company through the pursuit of efficiency in our existing businesses
We will also promote compliance with corporate ethics and environmental awareness from the perspective of company stability and social responsibility.
Current Priority Policies
(1)	Core Brands (Wacoal and Wing)

As the core brand of our group, we will ensure the success of our Wacoal brand through the use of successful campaigns as the driving force of the overall business season, and by developing high function, high value-added products with Wacoal style, and sending a positive message to consumers. Also, through the expansion of our sales channels, we will expand our points of contact with, and services to, customers, by improving our existing sales floors and aggressively developing and/or expanding “theme solution” operations (i.e. sales floors structured to meet the specific needs of customers) aimed at the middle-aged and senior markets.

For our Wing brand, including products that are part of our promotional campaigns, we will actively expand points of contact with customers by utilizing our catalog and internet channels and launching direct sales stores in urban areas. As we look for new sales channels, we will invest in brand quality in order to maintain our position and competitiveness outside of existing chain stores, and we will seek to expand sales while maintaining our current operating profit ratio.

(2)	Promotion of SPA Business

We will increase the number of stores for four of our existing brands (une nana cool, Subito, Amphi and Sur la plage) and aim to achieve a surplus in the fiscal year ending March 2007.

(3)	Promotion of Internet sales

In addition to catalog sales, we plan to take advantage of the rapid spread of the Internet to build new points of contact with our customers. In addition to SPA brands, we will also promote Internet sales of our Wacoal and Wing brand products, including our campaign products, by expanding the sales of innerwear products.

(4)	Aggressive Promotion of Wellness Business

We will cultivate new operations and sales channels and develop new materials to expand sales and aim to create another core business brand, primarily our core “CW-X” brand, next to our innerwear business.

(5)	Strategic Investment in the Chinese Market

We do not intend to merely compete for sales in the current market environment in China. Rather, we regard it as a future leading market in Asia, and we plan on investing in Chinese marketing to ensure high brand recognition. We will continue to expand our business in China, with the aim of achieving a profit in the fiscal year ending March 2007.
Corporate Social Responsibility
(1)	Business Compliance Practices

We believe that the practice of business compliance includes the observance of laws and social standards, complying with internal controls based on our basic corporate principles, and responding sincerely to various social requirements. Since its establishment, Wacoal has strictly prohibited unlawful activities, and going forward we will work to further strengthen our internal compliance system. Based on our “Corporate Ethics—Wacoal’s Action Agenda”, established for reviewing various corporate activities from the viewpoint of business compliance, and our “Code of Ethics for Officers and Employees”, established in response to the U.S. Sarbanes-Oxley Act, we will fully enforce internal compliance with such standards.

(2)	Promotion of Environmental Activities

Since fiscal year 2000, the Group has been working to build an environmental management system. In February 2001, we obtained ISO 14001 certification for both our Kyoto business office and for Nagasaki Wacoal Sewing Corp (currently Kyushu Wacoal Manufacturing Corp.) Going forward, we will promote our environmental management system group-wide, with an aim toward giving the highest level of attention to environmental matters in the industry.

(3)	Promotion of Social Contribution

Since 1974, the Group has been engaged in “Remamma” business, providing innerwear and swimsuits developed for women who have undergone mastectomies for breast cancer, as well as free consultation and trial fittings throughout the country. Further, as a “Company that identifies with women”, we have engaged in social contributions through our “Pink Ribbon Project” (for the promotion of early detection of breast cancer).

6.	Issues to Address
     The average age of customers using our brands has increased due to the general ageing of the population. In the meantime, there are changes in the behavior of young consumers toward fashion merchandise, as well as in the innerwear purchasing behavior of young consumers. We believe that we need to create new added value, or establish new means of communication in response to such changes.
     Furthermore, the change of consumer behavior of young consumers has intensified competition among the retailers, while also forming a new low-end product market, and we will need to gain an advantage in this market environment which will be challenging for us.
     In addition, there is an urgent need to expand the scale of operations in new channels, while existing channels, such as department stores, chain stores and boutiques which have supported the growth of the Group over the years, remain stagnant.
7.	Status of and Basic Policy Regarding Corporate Governance
     The Company has transitioned to a holding company structure and changed its name to Wacoal Holdings Corp. effective as of October 2005, and established a new entity, Wacoal Corporation, to which all of the business of the Company was transferred. Following the transition to a holding company structure, the Group will effectively conduct strategic decision-making and allocate resources in the most effective manner, and each individual business unit will effectively conduct its own affairs and execute its duties with decision-making agility and a clear locus of responsibility.
(1)	Basic Policy Regarding Corporate Governance
     The goal of our basic corporate governance policy is to promote our corporate values in a stable manner, through improvement of management efficiency and transparency, and by ensuring fairness and independence from the viewpoint of all stakeholders, including customers and shareholders.
(2)	Status of Policy Regarding Corporate Governance

Corporate Functions and Status of Internal Control System Development
     The Company has adopted an auditing system which supervises and monitors the business operations of the boards of directors and statutory auditors.
     In June 2002, the Company introduced the corporate officer system to reinforce the decision-making and supervising authority of the board of directors, and to clarify responsibilities for business operations. Since then, the corporate officers have replaced most of the responsible positions of our business or administrative divisions which were originally assumed by the directors, and the number of directors has been decreased accordingly.
     Currently, the board of directors consists of seven directors (two of whom are outside directors) and five statutory auditors (three of whom are outside statutory auditors), and makes decisions on matters concerning significant operations, such as management policies, corporate strategy or other matters prescribed by law or the articles of incorporation of the Company.
     The board of statutory auditors, consisting of five statutory auditors, fulfills the supervising and auditing functions of management.
     The Company established a Group Management Committee, consisting of internal directors, which considers matters concerning Group management strategy and other major management issues and engages in preliminary discussion of matters to be discussed at meetings of the board of directors.
     The Company also established an Office of Statutory Auditors, which monitors our businesses, including our affiliated companies, in order to audit the appropriateness and efficiency of our business process.
     Furthermore, the Company established a Disclosure Committee in August 2003 to develop a corporate governance system and ensure the creditability of disclosures of financial information. Pursuant to Article 302 of the Sarbanes-Oxley Act, this Committee confirms that the disclosures and internal controls concerning the Company’s information disclosure are appropriately conducted, and that the information disclosed in our annual report on form 20-F, filed with the Securities and Exchange Commission (SEC) by the Representative Director and the Financial Director, is accurate. The Representative Director and the Financial Director prepare a declaration pursuant to such report. The same procedures are taken with respect to our annual securities report and semi-annual reports which are filed with the Financial Services Agency (FSA) in Japan.
     For our risk management and compliance promotion systems, we inaugurated our Corporate Ethics Implementation Committee, and enacted “Corporate Ethics — Wacoal’s Action Agenda” as a guideline for directors, corporate officers and employees, for the purpose of enlightening them and achieving the penetration and establishment of a corporate ethics. At the same time, the Company has opened a corporate ethics hotline for consultation and/or the reporting of any doubtful or other acts in violation of our “Corporate Ethics — Wacoal’s Action Agenda”. This will enable us to prevent the violation of our rules of conduct and violations of the law by our officers and employees, and in the event of such violation, enable us to discover and promptly deal with such violation at an early stage to ensure the soundness of our company. In order to enhance and fully control our corporate ehtics compliance system, the Corporate Ethics Implementation Committee was restructured and enhanced, and it was newly inaugurated as the Corporate Ethics Committee, with the President as the head of the committee, in July 2004. In addition, we enacted a “Code of Ethics for Officers and Employees” in May 2004, in response to the U.S. Sarbanes-Oxley Act.

     The following chart shows our system of corporate governance.
      As of October 1, 2005
Independent Accountants
     The Company has executed an independent accountants contract with Deloitte Touche Tohmatsu in accordance with the Commercial Code and the Securities and Exchange Law of Japan. There are no special interests between Deloitte Touche Tohmatsu or its executive officers who engage in the Company’s audit, and the Company. Deloitte Touche Tohmatsu has already taken measures to prevent its executive officers from being involved in the accounting audit of our company beyond a specified period. The names of the certified public accountants who engaged in the audit and the structure of assisting members in the audit activities during this six-month period are as follows:
     Names of Certified Public Accountants
     Designated managing partner: Koji Yabuki, Takamitsu Nishiura, Hiroyuki Asaga
     Members assisting with the audit: 6 certified public accountants, and 3 assistant certified public accountants
(3) Outline of Personal Relationship, Capital Relationship or Business Relationship and Other Interests Between the Company and the Outside Directors and Outside Corporate Auditors of the Company
     There are no special interests between the Company and the outside directors and statutory auditors of the Company.

III. Business Results and Financial Condition
1.	Business Results
     During the six-month period ended September 30, 2005, the Japanese economy made a mild recovery with an increase in consumer spending due to improvements in corporate profits and household income. In overseas countries, the U.S. economy has shown a steady recovery and Asian economies are moving from recovery to expansion.
     Business results in the woman’s fashion industry seems to have recovered because of the stabilized weather during this six-month period when compared with the same period of previous fiscal year, which was affected by bad weather. However, we feel that the industry still has not pulled out of its long-term recession.
     In this environment, the group, primarily Wacoal Corporation which is the core business entity in our group, sought to improve the strength of its products and, while developing products focused on consumer needs, we endeavored to develop new points of contact with customers through directly managed stores and Internal sales.
     With respect to the Wacoal brand, sales in the first quarter were below expectations because, although our spring campaign product, “Décolleté make Bra”, made a strong start, its sales began to lose momentum in the middle of the period, and because of the temporary recall of all of our “3-D NAMI NAMI” summer campaign product in distribution, when some of the products were found to be defective. In July, our autumn campaign product “Hip Walker” continues to show favorable sales from the beginning of launch, and we expect to achieve sales far beyond our initial sales plans. Furthermore, the sales of our luxury brand product “Trefle”, and our high value-added brand products, “La Vie Aisée” and “Gra-P”, targeting the middle-aged and senior markets as a merchandising strategy, have showed steady performance.
     In our Wing brand business department, sales fell far below expectations because of the lack of novelty in our summer campaign product “Natural Fit Bra”. In the meantime, our autumn campaign product “Style Up Pants” enjoyed extraordinary popularity, and we expect sales to greatly exceed our initial sales plan. Both “Hip Walker”, a Wacoal brand product, and “Style Up Pants”, a Wing brand product, enhance mobility by stimulating the muscles, which results in shaping up the buttocks. This is because they actually train the body, which goes beyond traditional correction underwear or “shape correction wear”. We believe this revolutionary functionality has acquired support from many women.
     In our Direct Marketing business department, the SPA (retail store) business, aimed at developing new sales channels and points of contact with customers, gained brand recognition and is steadily expanding the number of shops and sales. In the catalogue sales business, the number of orders and the unit prices of purchases have declined in our core catalogue LOVE BODY. The sales from our innerwear catalogue wannabe, as well as Internet sales, exceeded the results from the previous year. However, overall sales fell below expectations and are still stagnant. Also, our semi-order innerwear business “Dublevé” is aggressively expanding with the change of its previous advance reservation salon-style system, to a more open-style sytem that targets passers-by in general commercial areas such as shopping malls.
     In our Wellness business, our main product, sports conditioning wear “CW-X”, and our advance undergarment “X-FIT”, launched this spring as a new CW-X product, both showed steady increase. And the panty stocking, a collaborative product with Seven Eleven Japan, Co., Ltd., has boosted sales with the introduction of new merchandise such as tights and shorts.
     With regard to our overseas business, in Asian countries, China and Taiwan performed well, corresponding to the general economic trend of each country, while sales in the regions such as Korea were stagnant. Taking AFTA (ASEAN Free Trade Area) into consideration, the group has initiated development and sales of common merchandise. In the U.S. market, the middle and upscale department stores showed steady growth, and the sales of Wacoal America developing in theses channels also performed well.
     As a result, the sales for this six-month period was 82,566 million yen, a 0.8% decrease compared to the previous six-month period.
     In terms of profit, the operating income for this six-month period was 6,294 million yen, a 44.3% decrease compared to the previous six-month period.
     Pre-tax net income for the current six-month period was 6,693 million yen, a 40.2% decrease compared to the previous six-month period, and net income for the current six-month period was 4,435 million yen, a 31.7% decrease compared to the previous six-month period. The significant and gradual decrease of profits in the current six-month period reflected 7.1 billion yen recognized as income from the return of the substitutional portion of our pension fund before the deduction of a one-time charge, and the temporary disposition charge of 928 million yen included in cost of sales and selling, general and administrative expenses in the previous six-month period.

     Regarding sales by business category, the current six-month period sales of “textile goods and related products” was 75,662 million yen, a 0.8% decrease compared to the previous six-month period. “Other” sales during the current six-month period was 6,904 million yen, a 1.5% decrease compared to the previous six-month period.
     Regarding sales by location, “Japan” represented 72,963 million yen, accounting for 88.4% of group sales, whereas “Asia” accounted for 3.5% and “Europe and the U.S.” accounted for 8.1%.
2.	Financial Condition
     As a result of an increase in operating income (excluding the effects of the return of the substitutional portion of our pension fund), cash flow provided by operating activities during this six-month period was 2,490 million yen, a 1,173 million yen increase compared to the previous six-month period.
     Cash flow provided by investing activities was 770 million yen from the sales and redemption of marketable securities, although there was also acquisition of marketable securities and acquisition of tangible fixed assets related to our Western Japan Distribution Center.
     Cash Flow used in financing activities was 4,072 million yen due to the payment of cash dividends and the repayment of a short-term loan.
     The balance of cash and cash equivalents at the end of this six-month period, calculated by deducting the effect of exchange rates from the total above, was 23,531 million yen, a 664 million yen decrease compared to the previous fiscal year.
     Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 489 million yen.
Trends in certain financial indicators

					Six-Month
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Period Ended
	Ended March	Ended March	Ended March	Ended March	September 30,
	31, 2002	31, 2003	31, 2004	31, 2005	2005
Equity ratio (%)	75.1	73.7	76.0	77.7	77.8
Equity ratio based on the market value (%)	65.9	58.5	67.9	90.6	92.2
Debt redemption years (years)	0.9	0.8	0.8	3.3	—
Interest coverage ratio (times)	37.5	51.0	45.6	24.1	59.3
Equity ratio=shareholders’ equity/total assets
Equity ratio based on the market value=aggregate market value of shareholders’ equity/total assets
Debt redemption years=interest-bearing debt/cash flow from operating activities
Interest coverage ratio=cash flow from operating activities/interest payment
Interest payment=“cash payment/interest” as described in the supplemental information to the consolidated cash flow statements
3.	RISK FACTORS
     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could results in a material adverse effect on the group, and a material decline in the trading price of our common stock.
(1)	Continued weak consumer spending in Japan would prevent an increase of our sales and revenues.

(2)	Continued difficulties faced by department stores and other general retailers in Japan, to which the majority of our sales are made, would have a material negative effect on our business results and financial condition.

(3)	Our business results depend on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. If we make the wrong decisions or otherwise mismanage product planning, the brand image of the group may deteriorate. In addition, sales of defective products which may damage the reputation of the group may have a material negative effect on our business results and financial condition.

(4)	The increase of future sales and income may depend on the increase of sales from young customers and also on the development of new products for middle-aged and senior customers. However, we cannot guarantee that our efforts toward increasing continuous and profitable sales targeting such markets will generate results.

(5)	Changing customer demand of our products may affect inventory levels, because we usually have to manufacture products before we can confirm the timing of sales and the purchasing trend of consumers. The reevaluation of inventory is conducted based on the inventory retaining period, the level of outdatedness, actual movement of the merchandise and changes in consumer demand. Such reevaluation may materially impact our business results depending on the level of markdowns or the quantity of relative inventory.

(6)	It is expected that domestic consumer spending will continue to be weak, and for this reason it is difficult for the group to increase its sales substantially for the foreseeable future. Therefore, we need to cut costs to improveme our margin. However, we cannot guarantee the effect of cost reduction or that it will be sufficient to cover any decrease in sales.

(7)	Our SPA business strategy depends greatly on whether we can ensure a very attractive shop location which pulls in more customers. Also, depending on capital investment conditions, rent and other fees, we may not succeed in expanding our shops with adequate profits. It is possible that we may not be able to solve these problems since our group has little experience with directly managed stores.

(8)	Competition in the catalogue/Internet sales industry is severe, and many of our competitors have more experience and invest more resources into such channels. In such an environment, our group may not be able to ensure sales increases sufficient to mitigate long-term flat results, or even a decline, in general store sales.

(9)	The sale of intimate and other apparel is highly competitive. This competition may result in price markdowns, increase of advertisement expenses and/or a decrease in sales or market share, which may materially affect the business, business results and financial condition of the group.

(10)	The business results of our group are easily influenced by the success and failure of our campaign products and seasonal products launched every spring, summer, autumn and winter, which may be affected by bad weather.

(11)	Currently, many of our products sold in Japan are procured and manufactured domestically. However, in the longer term, we may consider expanding the overseas production ratio in such countries as China, which have low costs. We also expect that our group sales will expand in overseas markets such as the U.S., Europe and China. Due to these factors and trends, various types of risk may increase in with respect to our international operations.

(12)	We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of those securities could have an adverse impact on our financial condition in the relevant reporting period.

(13)	Because some of our product supply depends on a stable supply of materials from our suppliers, if any suppliers were to fall into bankruptcy or other management problems and transactions with the group is stopped, we may face difficulties. Also, if the cost of such materials were to increase and such expenses are not reflected in our retail prices, it may have an adverse impact in the group’s income.

(14)	Regarding benefit obligations and plan assets, we fund and accrue the cost of benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from our investments decrease due to a downturn in the stock and/or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our financial results and condition.

(15)	If the group fails to appropriately protect the personal information and data of its customers, it may adversely affect customer confidence in our operations and products, which may adversely affect our business results.

(16)	In the future, the group may be subject to trademark or other related lawsuits. We may also fail to defend our products against similar products or the infringement of our trademarks or intellectual property rights by other parties, which may have a material adverse impact on our business.

4.	FORECAST FOR THE FISCAL YEAR END
     Regarding overall business conditions, the domestic economy is not yet at the stage where the situation is visibly favorable, regardless of the improvement in corporate revenues and increases in capital investment, as well as speculation of a gradual increase in the consumer spending. As for other countries, economies are steadily recovering, especially in the U.S. However, we need to continue to pay attention to the effect of trends in oil prices in the domestic and overseas economies.
     In the domestic woman’s fashion industry, we are expecting better preparation for “Warm Biz” (a general program in Japan to turn down thermostats this winter and wear one extra layer of clothes) than for “Cool Biz” implemented this past summer (a similar program to turn down air conditioners and dress lighter).
     Under these circumstances, the group will make further efforts to develop products that are specific to each generation of consumers, and we will aggressively pursue our goal of increasing our points of contact with consumers based on our medium-term business plan.
     With regard to income, while we expect to record a gain from the exchange of our shares in UFJ Holdings for shares of the new company, Mitsubishi UFJ Financial Group, following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., our results are expected to be far below expectations due to additional retirement-related charges as a result of the solicitation of employees willing to accept voluntary special early retirement, as announced in October, and losses from the disposal of our Nagoya Building and the sale of our Kyoto Distribution Center.
     Considering the above factors, our target for the fiscal year end is to achieve sales of 164,000 million yen, operating income of 1,000 million yen, pre-tax net income of 2,400 million yen, and net income of 1,900 million yen.
     Concerning the dividend for this fiscal year, as previously announced, the dividend payable will be 20.00 yen per share.

IV-1. Consolidated Balance Sheet — unaudited —

	Current Six-Month Period	Previous Fiscal Year	Amount	Previous Six-Month Period
Accounts	As of Sept. 30, 2005	As of March 31, 2005	Increased/Decreased	As of Sept. 30, 2004
	Million Yen	Million Yen	Million Yen	Million Yen
(Assets)

Current assets

Cash and bank deposits	8,014	7,173	841	7,157
Time deposits	15,517	17,022	(1,505)	17,442
Marketable securities	37,985	43,396	(5,411)	40,303
Receivables
Notes receivable	530	677	(147)	1,530
Accounts receivable-trade	25,494	20,879	4,615	23,258

	26,024	21,556	4,468	24,788

Allowance for returns and doubtful receivables	(3,108)	(2,214)	(894)	(2,867)

	22,916	19,342	3,574	21,921
Inventories	26,829	26,785	44	25,912
Deferred tax assets	5,251	4,811	440	5,225
Other current assets	1,997	1,771	226	4,584

Total current assets	118,509	120,300	(1,791)	122,544

Tangible fixed assets

Land	21,299	21,382	(83)	19,955
Buildings and structures	57,039	56,719	320	56,020
Machinery and equipment	13,467	12,918	549	12,339
Construction in progress	1,602	634	968	958

	93,407	91,653	1,754	89,272

Accumulated depreciation	(40,780)	(39,827)	(953)	(39,242)

Net tangible fixed assets	52,627	51,826	801	50,030

Other assets

Investments in affiliated companies	14,518	13,543	975	12,772
Investments	39,564	31,479	8,085	27,078
Deferred tax assets	841	649	192	700
Lease deposits and others	8,249	8,399	(150)	8,320

Total other assets	63,172	54,070	9,102	48,870

Total Assets	234,308	226,196	8,112	221,444

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

	Current Six-Month Period	Previous Fiscal Year	Amount	Previous Six-Month Period
Accounts	As of Sept. 30, 2005	As of March 31, 2005	Increased/Decreased	As of Sept. 30, 2004
	Million Yen	Million Yen	Million Yen	Million Yen
(Liabilities)

I. Current Liabilities
Short-term bank loans	5,616	6,752	(1,136)	3,544

Payables
Notes payable	2,747	2,657	90	2,388
Accounts payable-trade	10,026	10,299	(273)	10,118

	12,773	12,956	(183)	12,506

Accounts payable	3,890	6,384	(2,494)	4,649
Accrued payroll and bonuses	6,511	6,580	(69)	6,580
Accrued corporate taxes, etc.	2,660	370	2,290	2,481
Long-term debt to be repaid within 1 year	52	60	(8)	275
Other current liabilities	2,463	1,868	595	2,530

Total current liabilities	33,965	34,970	(1,005)	32,565

II. Long-term liabilities
Long-term debt	76	99	(23)	126
Customer deposits	—	—	—	788
Reserves for retirement benefit	5,867	7,083	(1,216)	7,868
Deferred tax liability	9,359	6,213	3,146	4,554
Others	397	—	397	—

Total long-term liabilities	15,699	13,395	2,304	13,336

(Minority Interests)

Minority interests	2,286	2,085	201	1,882

(Shareholders’ Equity)

I. Common stock	13,260	13,260	—	13,260
II. Additional paid-in capital	25,242	25,242	—	25,242
III. Retained earnings	136,129	134,572	1,557	134,277
IV. Accumulated other comprehensive
income (loss)

Foreign currency exchange adjustment	(2,460)	(3,820)	1,360	(3,649)
Unrealized gain/(loss) on securities	10,265	6,565	3,700	4,807
Additional minimum pension liability	—	—	—	(222)
V. Treasury stock	(78)	(73)	(5)	(54)

Total shareholders’ equity	182,358	175,746	6,612	173,661

Total liabilities, minority interests and shareholders’ equity	234,308	226,196	8,112	221,444

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

IV-2. Consolidated Income Statement — unaudited —

	Current Six-Month Period		Previous Six-Month Period			Previous Year
	From April 1, 2005		From April 1, 2004		Amount	From April 1, 2004
Accounts	To September 30, 2005		To September 30, 2004		Increased/Decreased	To March 31, 2005
	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Sales	82,566	100.0	83,242	100.0	(676)	160,968	100.0
II. Operating expenses
Cost of sales	41,104	49.8	41,914	50.3	(810)	84,041	52.2
Selling, general and administrative expenses	35,168	42.6	37,136	44.6	(1,968)	72,261	44.9

Income from return of substitutional portion of pension fund before deduction of temporary disposition amount	—		(7,100)	(8.5)	7,100	(7,100)	(4.4)

Total operating expenses	76,272	92.4	71,950	86.4	4,322	149,202	92.7

Operating income	6,294	7.6	11,292	13.6	(4,998)	11,766	7.3

III. Other income and (expenses)
Interest income	101	0.1	91	0.1	10	186	0.1
Interest expense	(41)	(0.0)	(39)	(0.0)	(2)	(79)	(0.0)
Dividend income	221	0.3	151	0.2	70	271	0.2
Gain on sale and exchange of investment	178	0.2	16	0.0	162	571	0.3
Valuation loss on investment in securities	(56)	(0.1)	(294)	(0.4)	238	(618)	(0.4)
Others (net)	(4)	(0.0)	(30)	(0.0)	26	(18)	(0.0)

Total other income (expense), net	399	0.5	(105)	(0.1)	504	313	0.2

Income before income taxes, equity in net income of affiliated companies and minority interests	6,693	8.1	11,187	13.5	(4,494)	12,079	7.5

Income taxes
Current	2,710	3.3	2,717	3.3	(7)	3,041	1.9
Deferred	(150)	(0.2)	2,295	2.8	(2,445)	2,759	1.7

Total income taxes	2,560	3.1	5,012	6.1	(2,452)	5,800	3.6

Income before equity in net income of affiliated companies and minority interests	4,133	5.0	6,175	7.4	(2,042)	6,279	3.9
Equity in net income of affiliated companies	518	0.6	463	0.6	55	871	0.5
Minority interests	(216)	(0.2)	(143)	(0.2)	(73)	(360)	(0.2)

Net income	4,435	5.4	6,495	7.8	(2,060)	6,790	4.2

Earnings per share	30.81		45.12			47.17

(Note) Increase or decrease shows the difference between the current six-month period and the previous six-month period.

IV-3. Consolidated Other Comprehensive Income Statement — unaudited —

	Current Six-Month Period	Previous Six-Month Period		Previous Fiscal Year
	From April 1, 2005	From April 1, 2004	Amount	From April 1, 2004
Accounts	To September 30, 2005	To September 30, 2004	Increased/Decreased	To March 31, 2005
	Million Yen	Million Yen	Million Yen	Million Yen
I. Net income	4,435	6,495	(2,060)	6,790

II. Other comprehensive income (loss) — after adjustment of tax effect

Foreign currency exchange adjustment	1,360	(137)	1,497	(308)
Net unrealized gain on securities	3,700	(2,024)	5,724	(266)
Minimum pension liability adjustment	—	732	(732)	954

Total of other comprehensive income (loss)	5,060	(1,429)	6,489	380

Interim Comprehensive income	9,495	5,066	4,429	7,170

(Note) Increase or decrease shows the difference between the current six-month period and the previous six-month period.

IV-4. Consolidated Shareholders’ Equity Statement — unaudited -
Current Six-Month Period

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2005	143,944	13,260	25,242	134,572	2,745	(73)
Net income				4,435
Other comprehensive income					5,060
Cash dividends paid (20.0 yen per 1 share)				(2,878)
Purchase of treasury stock	(4)					(5)

As of September 30, 2005	143,940	13,260	25,242	136,129	7,805	(78)

Previous Six-Month Period

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2004	143,964	13,260	25,242	129,941	2,365	(50)
Net income				6,495
Other comprehensive loss					(1,429)
Cash dividends paid
(15.0 yen per 1 share)				(2,159)
Purchase of treasury stock	(4)					(4)

As of September 30, 2004	143,960	13,260	25,242	134,277	936	(54)

Previous fiscal year

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2004	143,964	13,260	25,242	129,941	2,365	(50)
Net income				6,790
Other comprehensive income					380
Cash dividends paid				(2,159)
(15.0 yen per 1 share)
Purchase of treasury stock	(20)					(23)

As of March 31, 2005	143,944	13,260	25,242	134,572	2,745	(73)

IV-5. Interim Consolidated Cash Flow Statement — unaudited —

	Current Six-Month Period	Previous Six-Month Period	Previous Year
	From April 1, 2005	From April 1, 2004	From April 1, 2004
Accounts	To Sept. 30, 2005	To Sept. 30, 2004	To March 31, 2005
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	4,435	6,495	6,790
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	1,599	1,614	3,312
(2) Deferred taxes	(150)	2,295	2,759
(3) Gain/loss on sale of fixed assets	84	36	133
(4) Income from return of substitutional portion of pension fund before deduction of temporary disposition amount	—	(7,100)	(7,100)
(5) Valuation loss on investment in securities	56	294	618
(6) Gain on sale and exchange of investment securities	(178)	(16)	(571)
(7) Equity in net income of affiliated companies (after dividend income)	(90)	(102)	(448)
(8) Changes in assets and liabilities
Increase in receivables	(3,465)	(4,513)	(1,350)
Decrease (increase) in inventories	215	145	(878)
Decrease (increase) in other current assets	(253)	762	(1,046)
Increase (decrease) in payables and accounts payable	(1,919)	(177)	1,198
Increase (decrease) in reserves for retirement benefits	(820)	1,416	1,193
Increase (decrease) in accrued expenses and other current liabilities	2,774	(557)	(2,655)
(9) Others	202	725	90

Net cash flow from operating activities	2,490	1,317	2,045

II. Investing activities
1. Proceeds from sale and redemption of marketable securities	18,953	23,873	51,990
2. Acquisition of marketable securities	(13,478)	(19,885)	(51,111)
3. Proceeds from sales of fixed assets	117	29	340
4. Acquisition of tangible fixed assets	(2,979)	(1,638)	(5,418)
5. Proceeds from sale and redemption of investments	711	25	926
6. Acquisition of investments in affiliated companies	—	(15)	(16)
7. Acquisition of investments	(2,479)	(906)	(2,985)
8. Increase in other assets	(75)	(2,999)	746

Net cash flow provided by (used in) investing activities	770	(1,516)	(5,528)

III. Financing activities
1. Increase (decrease) in short-term bank loans	(1,155)	(417)	2,813
2. Proceeds from long-term debt	42	78	45
3. Repayment of long-term debt	(76)	(174)	(380)
4. Purchase of treasury stock	(5)	(4)	(23)
5. Dividends paid in cash	(2,878)	(2,159)	(2,159)

Net cash flow provided by (used in) financing activities	(4,072)	(2,676)	296

IV. Effect of exchange rate on cash and cash equivalents	148	31	(61)

V. Increase/decrease in cash and cash equivalents	(664)	(2,844)	(3,248)
VI. Initial balance of cash and cash equivalents	24,195	27,443	27,443

VII. Period (Year) end balance of cash and cash equivalents	23,531	24,599	24,195

Additional Information
Cash paid for
Interest	42	41	85
Income taxes, etc.	420	2,960	5,395

IV-6. Basic Matters in Preparing Interim Consolidated Financial Statements (unaudited)
1.	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:
Studio Five Corp., Kyushu Wacoal Sewing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major Affiliated Companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2.	Matters Regarding New Subsidiaries and Affiliates

No change.

3.	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the “U.S. Accounting Standards”), except for segment information, which is prepared using accounting standards generally accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, accounting series releases regarding reporting to the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.

4.	Significant Accounting Policies

(1)	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market.

(2)	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful life of the asset (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).

(3)	Valuation Method of Marketable Securities and Investment Securities

Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as saleable securities, and valued at fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.

(4)	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB Standard No. 87.

(5)	Lease Transactions

Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.

(6)	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

(Notes)
1.	Market Value, etc. of Securities
(Unit: Million Yen)

	Current Six-Month period				Previous Six-Month Period				Previous Fiscal Year
	As of September 30, 2005				As of September 30, 2004				As of March 31, 2005
		Total	Total			Total	Total			Total	Total
	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
Government Bonds	5,816	9	6	5,819	4,324	10	1	4,333	5,521	16	—	5,537
Corporate Bonds	17,653	120	49	17,724	19,109	20	2	19,127	19,920	21	15	19,926
Bank Bonds	8,606	7	5	8,608	13,674	93	5	13,762	13,412	88	3	13,497
Trust Fund	5,683	169	18	5,834	3,065	38	22	3,081	4,404	43	11	4,436

Total	37,758	305	78	37,985	40,172	161	30	40,303	43,257	168	29	43,396

Investment Equities	19,138	19,678	102	38,714	15,873	10,563	167	26,269	17,294	13,398	18	30,674

Total	19,138	19,678	102	38,714	15,873	10,563	167	26,269	17,294	13,398	18	30,674

2.	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to protect against foreign currency exchange and interest rate risk, forward exchange contracts have been utilized as financial derivative products. There are forward exchange transactions (dollar-buying, yen-selling) which are non-market transactions. However, profit and loss, and contract amounts have been omitted from these financial statements, as the amounts involved are not large enough to be material.

V. Segment Information — unaudited —
(1)	Segment Information by Type of Business
Current six-month period (April 1, 2005 to September 30, 2005)
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	75,662	6,904	82,566	—	82,566
(2) Internal sales or transfer among segments	—	2,136	2,136	(2,136)	—

Total	75,662	9,040	84,702	(2,136)	82,566

Operating expenses	68,704	8,940	77,644	(1,372)	76,272

Operating income	6,958	100	7,058	(764)	6,294

Previous six-month period (April 1, 2004 to September 30, 2004)
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	76,232	7,010	83,242	—	83,242
(2) Internal sales or transfer among segments	—	2,001	2,001	(2,001)	—

Total	76,232	9,011	85,243	(2,001)	83,242

Operating expenses	71,573	8,958	80,531	(8,581)	71,950

Operating income	4,659	53	4,712	6,580	11,292

Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	145,234	15,734	160,968	—	160,968
(2) Internal sales or transfer among segments	—	4,172	4,172	(4,172)	—

Total	145,234	19,906	165,140	(4,172)	160,968

Operating expenses	140,299	19,562	159,861	(10,659)	149,202

Operating income	4,935	344	5,279	6,487	11,766

(Note)	1.	Segment information is prepared based on the “consolidated interim financial statement regulations”.

	2.	Our business is classified into textile goods and related products, and others, based on the type, quality, and the resemblance of such products to other products in the market.

	3.	Core products of respective business classifications:

Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Others: mannequins, shop design and implementation, housing, restaurant, culture, services, etc.

	4.	Out of the operating expenses, the unapportionable amount of operating expenses (income) which is included in “elimination or corporate” was (6,580) million yen, (6,487) million yen and 764 million yen for the previous six-month period, the previous fiscal year and the current six-month period, respectively, which were mainly expenses related to the corporate administrative department and income from the return of the substitutional portion of the pension fund before deduction of temporary disposition amount for the previous six-month period and previous fiscal year, and expenses related to the corporate administration department for the current six-month period.

(2)	Segment Information by Location
Current six-month period (April 1, 2005 to September 30, 2005)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	72,963	2,903	6,700	82,566	—	82,566
(2) Internal sales or transfer among segments	562	2,336	1	2,899	(2,899)	—

Total	73,525	5,239	6,701	85,465	(2,899)	82,566

Operating expenses	67,694	4,788	5,925	78,407	(2,135)	76,272

Operating income	5,831	451	776	7,058	(764)	6,294

Previous six-month period (April 1, 2004 to September 30, 2004)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	74,381	2,716	6,145	83,242	—	83,242
(2) Internal sales or transfer among segments	488	2,006	—	2,494	(2,494)	—

Total	74,869	4,722	6,145	85,736	(2,494)	83,242

Operating expenses	71,380	4,241	5,403	81,024	(9,074)	71,950

Operating income	3,489	481	742	4,712	6,580	11,292

Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	142,993	5,176	12,799	160,968	—	160,968
(2) Internal sales or transfer among segments	993	4,090	0	5,083	(5,083)	—

Total	143,986	9,266	12,799	166,051	(5,083)	160,968

Operating expenses	140,455	8,732	11,585	160,772	(11,570)	149,202

Operating income	3,531	534	1,214	5,279	6,487	11,766

(Note)	1.	Segment information is prepared based on the “consolidated interim financial statement regulations”.

	2.	The categories of countries and areas are proximity-based.

	3.	Main countries and areas making up classifications other than Japan

Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

	4.	Out of the operating expenses, the unapportionable amount of operating expenses (income) which is included in “elimination or corporate” was (6,580) million yen, (6,487) million yen and 764 million yen for the previous six-month period, the previous fiscal year and the current six-month period, respectively, which were mainly expenses related to the corporate administrative department and income from the return of the substitutional portion of the pension fund before deduction of temporary disposition amount for the previous six-month period and previous fiscal year, and the expenses related to the corporate administration department for the current six-month period.

(3)	Overseas Sales
Current six-month period (April 1, 2005 to September 30, 2005)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	2,903	6,700	9,603
II. Consolidated sales	—	—	82,566
III. Ratio of overseas sales in consolidated sales	3.5%	8.1%	11.6%
Previous six-month period (April 1, 2004 to September 30, 2004)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	2,716	6,145	8,861
II. Consolidated sales	—	—	83,242
III. Ratio of overseas sales in consolidated sales	3.2%	7.4%	10.6%
Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	5,176	12,799	17,975
II. Consolidated sales	—	—	160,968
III. Ratio of overseas sales in consolidated sales	3.2%	8.0%	11.2%
(Note)	1.	Segment information is prepared based on the “consolidated interim financial statement regulations”.

	2.	Main countries and areas making up classifications other than Japan

		Asia: various countries of East Asia and Southeast Asia

		Europe/U.S.: the U.S. and various European countries

VI. Status of Production and Sales — unaudited —
(1) Production Results

	Current Six-Month Period		Previous Year		Previous Fiscal Year
	From April 1, 2005		From April 1, 2004		From April 1, 2004
Segment name by type of business	To September 30, 2005		To September 30, 2004		To March 31, 2005
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	34,527	100.0	35,213	100.0	66,614	100.0
(2) Sales Results

		Current Six-Month Period		Previous Year		Previous Fiscal Year
		From April 1, 2005		From April 1, 2004		From April 1, 2004
Segment name by type of business		To September 30, 2005		To September 30, 2004		To March 31, 2005
					Distribution		Distribution
		Amount	Distribution Ratio	Amount	Ratio	Amount	Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear
	Foundation and lingerie	61,511	74.5	61,244	73.6	114,895	71.4
	Nightwear	5,268	6.4	5,364	6.4	10,746	6.7
	Children’s underwear	1,217	1.5	1,247	1.5	2,317	1.4

	Subtotal	67,996	82.4	67,855	81.5	127,958	79.5

	Outerwear/Sportswear	4,658	5.6	4,948	6.0	9,628	6.0
	Hosiery	1,201	1.4	1,064	1.3	2,398	1.5
	Other textile goods and related products	1,807	2.2	2,365	2.8	5,250	3.2

	Total	75,662	91.6	76,232	91.6	145,234	90.2

Others		6,904	8.4	7,010	8.4	15,734	9.8

Total		82,566	100.0	83,242	100.0	160,968	100.0

VII. Summary of Interim Non-Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2006
November 11, 2005

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
     (URL http://www.wacoal.co.jp/)

Representative:	Position: Representative Director
Name: Yoshikaka Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1010
Date of Meeting of Board of Directors to Approve Interim Financial Statements:   November 11, 2005
Interim Dividend System:   None
Adoption of Unit Share System:   Yes (1 Unit: 1,000 shares)
1. Results for the Six-Month Period Ended September 30, 2005 (April 1, 2005 to September 30, 2005)

(1) Business Results	(Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Ordinary Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ended September 30, 2005	68,184	(0.4)	4,761	10.2	6,094	11.0
Six-Month Period Ended September 30, 2004	68,451	(0.0)	4,321	(22.6)	5,492	(16.2)

Year Ended March 2005	128,243	(0.2)	4,111	(28.8)	5,919	(17.2)

			Net
			Income
	Net Income		Per Share
	Million Yen	%	Yen
Six-Month Period Ended September 30, 2005	3,268	9.7	22.71
Six-Month Period Ended September 30, 2004	2,978	(22.1)	20.69

Year Ended March 2005	3,098	(23.2)	21.33

(Note)	(i)	Average number of shares during the period (year) ended:

September 30, 2005: 143,942,282 shares

September 30, 2004: 143,961,474 shares

March 31, 2005: 143,956,284 shares

	(ii)	Changes in accounting method: None

	(iii)	Percentages indicated under sales, operating income, ordinary income and net income represent the increase/decrease compared to the previous six-month period.
(2) Status of Dividends

	Interim Dividend Per Share	Annual Dividend Per Share
	Yen	Yen
Six-Month Period Ended September 30, 2005	—	—
Six-Month Period Ended September 30, 2004	—	—

Year Ended March 2005	—	20.00

(3) Financial Status

		Total Shareholders’	Shareholders’ Equity	Shareholders’
	Total Assets	Equity	Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Six-Month Period Ended September 30, 2005	204,262	166,601	81.6	1,157.43
Six-Month Period Ended September 30, 2004	196,328	160,950	82.0	1,118.02
Year Ended March 2005	196,641	162,637	82.7	1,129.67

(Note)	(i)	Number of outstanding shares at end of the year:

September 30, 2005: 143,940,330 shares

September 30, 2004: 143,960,102 shares

March 31, 2005: 143,944,440 shares

(ii)	Number of treasury stock at end of the year:

September 30, 2005: 76,355 shares

September 30, 2004: 56,583 shares

March 31, 2005: 72,245 shares
2. Forecast of Business Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)

	Sales	Operating Income	Net Income	Annual Dividend Per Share
				End of Year
	Million Yen	Million Yen	Million Yen	Yen	Yen
Annual	70,000	6,100	2,600	20.00	20.00
(Reference) Expected net income per share (annual basis): 18.06 yen
(Note) The Company has transitioned to a holding company structure as of October 2005 and transferred all of its businesses to a newly established subsidiary. The amount of sales in the forecast of business results for the year ending March 2006 is the total of sales and the estimated amount of rent etc. of lands and/or buildings from subsidiaries during the six-month period ended September 30, 2005.
* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.

VIII-1. Balance Sheet

	Current Six-Month Period		Previous Fiscal Year		Amounts	Previous Six-Month Period
	As of September 30, 2005		As of March 31, 2005		Increased/Decreased	As of September 30, 2004
Accounts	Million Yen	%	Million Yen	%		Million Yen	%
(Assets)

I. Current Assets	86,704	42.4	83,486	42.5	3,217	92,524	47.1

Cash and bank deposits	19,394		19,165		229	19,979
Trade notes	166		287		(120)	1,075
Trade accounts	20,270		15,627		4,642	17,981
Marketable securities	20,026		21,065		(1,039)	20,828
Inventory assets	19,611		20,609		(998)	19,713
Deferred income taxes	4,298		3,923		374	4,114
Others	4,686		4,337		349	10,194
Reserve for bad debts	(1,749)		(1,530)		(219)	(1,362)

II. Fixed Assets	117,558	57.6	113,155	57.5	4,403	103,803	52.9

1. Tangible fixed assets	42,855	21.0	42,520	21.6	335	40,807	20.8
Buildings	19,614		20,015		(401)	20,373
Land	18,734		18,840		(106)	17,426
Others	4,507		3,664		842	3,006

2. Intangible fixed assets	3,061	1.5	3,277	1.7	(216)	3,197	1.6

3. Investment and other assets	71,641	35.1	67,357	34.2	4,284	59,798	30.5
Investment securities	67,269		62,939		4,329	55,857
Others	4,610		4,643		(33)	4,609
Reserve for bad debts	(238)		(226)		(11)	(668)

Total Assets	204,262	100.0	196,641	100.0	7,621	196,328	100.0

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

	Current Six-Month Period		Previous Fiscal Year		Amounts	Previous Six-Month Period
	As of September 30, 2005		As of March 31, 2005		Increased/Decreased	As of September 30, 2004
Accounts	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
(Liabilities)
I. Current Liabilities	28,306	13.8	26,798	13.6	1,508	29,168	14.8

Notes payable	942		814		127	806
Accounts payable-trade	11,558		11,444		113	11,510
Accrued liability	4,631		6,887		(2,255)	5,485
Accrued corporate taxes, etc.	2,336		232		2,104	2,100
Accrued bonuses	2,870		2,850		20	3,000
Allowance for returns	2,530		1,650		880	2,290
Others	3,438		2,920		518	3,974

II. Long-term Liabilities	9,354	4.6	7,205	3.7	2,149	6,209	3.2

Deferred tax liability	7,871		5,107		2,763	3,970
Reserve for retirement benefits	390		890		(499)	1,043
Reserve for officers retirement benefit	—		473		(473)	456
Others	1,092		734		358	739

Total Liabilities	37,661	18.4	34,004	17.3	3,657	35,377	18.0

(Shareholders’ Equity)
I. Common stock	13,260	6.5	13,260	6.7	—	13,260	6.7

II. Additional paid-in capital	25,273	12.4	25,273	12.9	—	25,273	12.9
Capital reserve	25,273		25,273			25,273

III. Retained earnings	113,884	55.7	113,522	57.7	361	113,403	57.8

Retained earnings reserve	3,315		3,315		—	3,315
Additional paid-in capital	105,219		105,271		(52)	105,271
Undistributed profits	5,349		4,935		413	4,816

IV. Other securities valuation difference	14,261	7.0	10,654	5.4	3,607	9,067	4.6

V. Treasury stock	(78)	(0.0)	(72)	(0.0)	(5)	(54)	(0.0)

Total Shareholders’ Equity	166,601	81.6	162,637	82.7	3,963	160,950	82.0

Total Liabilities and Shareholders’ Equity	204,262	100.0	196,641	100.0	7,621	196,328	100.0

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

VIII-2. Income Statement

	Current Six-Month Period		Previous Six-Month Period			Previous Fiscal Year
	From April 1, 2005		From April 1, 2004		Amounts	From April 1, 2004
Accounts	To September 30, 2005		To September 30, 2004		Increased/Decreased	To March 31, 2005
	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Sales	68,184	100.0	68,451	100.0	(266)	128,243	100.0
II. Cost of sales	35,105	51.5	35,072	51.2	33	66,738	52.0
Total income on sales	33,078	48.5	33,379	48.8	(300)	61,505	48.0
III. Selling, general and administrative expenses	28,317	41.5	29,057	42.5	(739)	57,393	44.8

Operating income	4,761	7.0	4,321	6.3	439	4,111	3.2

IV. Non-operating income	1,478	2.1	1,282	1.9	195	2,019	1.6
Interest income	103		110		(7)	218
Dividends received	833		647		186	812
Others	541		524		16	988
V. Non-operating expenses	145	0.2	112	0.2	32	211	0.2
Interest expense	0		0		(0)	1
Others	144		111		32	210

Current income	6,094	8.9	5,492	8.0	602	5,919	4.6

VI. Extraordinary gains	178	0.3	33	0.0	145	990	0.8
VII. Extraordinary loss	828	1.2	497	0.7	331	1,411	1.1
Pre-tax net income	5,444	8.0	5,028	7.3	415	5,498	4.3
Corporate tax, resident tax and enterprise tax	2,263	3.3	2,176	3.2	87	2,183	1.7
Adjustment of corporate tax, etc.	(87)	(0.1)	(125)	(0.2)	38	216	0.2

Net income	3,268	4.8	2,978	4.3	289	3,098	2.4
Profit carryforwards from previous year	2,081		1,837		243	1,837

Undistributed profits	5,349		4,816		533	4,935

(Note) Increase or decrease shows the difference between the current six-month period and the previous six-month period.

<Basic Matters in Preparation of Non-Consolidated Financial Statements>
1.	Valuation Standards and Method of Assets
(1)	Valuation standards and method of securities
Stock of subsidiaries and affiliated companies: Cost accounting method based on moving average
Other securities:
Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on moving average method)
Securities without market value: Cost accounting method based on moving average method
(2)	Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out
2.	Depreciation Method of Fixed Assets
(1)	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.
Buildings and structures: 5 to 50 years
Machinery and vehicles: 6 to 12 years
Equipment and tools: 5 to 20 years
(2)	Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.
3.	Reserves
(1)	Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are reserved using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

(2)	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(3)	Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is reserved.

(4)	Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved.

(5)	Reserve for officers’ retirement benefit: In order to prepare for expenditure of reserves for officers’ retirement benefits, any necessary interim amounts based on the internal regulations relating to the provision of officers’ retirement benefits has been recorded. However, at the 57th ordinary general meeting of shareholders held on June 29, 2005 it was resolved to terminate such traditional officers’ retirement benefit plan and to pay the relevant amount of benefits to directors. The amount of officers’ retirement benefits paid for the relevant period prior to this general meeting is included and reflected as a long-term accrued liability in “Others” of Long-term Liabilities.

4.	Processing Method of Lease Transactions

Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the ordinary lease transaction method.

5.	Material Matters in Preparation of Other Financial Statements

Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

<Notes>

	(Current	(Previous	(Previous Fiscal Year)
	Six-Month Period)	Six-Month Period
	Million Yen	Million Yen	Million Yen
1. Accumulated depreciation in tangible fixed assets	31,364	30,171	30,852
2. Major items in extraordinary gains
Gains on sales of fixed assets	1	18	19
Gains on sales of investment securities	177	15	596
Gain from previous subsidiary support adjustment	—	—	374
3. Major items in extraordinary loss
Loss on sale of fixed assets	62	53	137
Valuation loss of investment securities	—	15	15
Additional charge for optional retirement	500	252	718
Bad and doubtful debt	219	136	395
Valuation loss of subsidiary stock	20	39	145
Subsidiary support loss	25	—	—
4. Matters relating to lease transactions
(1) Financial lease other than transfer of ownership
(i)Acquisition cost equivalent, cumulative depreciation equivalent, and period (year) end balance equivalent
	(Tools and equipment)	(Tools and equipment)	(Tools and equipment)
Acquisition cost equivalent	56	149	56
Cumulative depreciation equivalent	49	126	45

Year end balance equivalent	6	23	10
*Since the lease obligation represent a small percentage of the tangible fixed assets , the foregoing amounts have been calculated including interest portion.
(ii) Period (year) end balance equivalent of lease obligation
Within one year	11	27	17
Over one year	2	14	5

Total	14	41	23
*Since the lease obligation represent a small percentage of the tangible fixed assets , the foregoing amounts have been calculated including interest portion.
(iii)Lease fee paid
Lease fee paid	9	53	71
Depreciation expense equivalent	4	25	38
5. Shares of affiliated companies with market value
Appropriation on balance sheet	2,699	2,699	2,699
Market value	6,756	5,981	6,201

Balance	4,056	3,281	3,501

Reference Material for the Interim Financial Statements for the First Half of the Fiscal Year Ending March 31, 2006
I. Consolidated Result — Unaudited
I-1. Changes in business results (three fiscal years and two most recent six-month periods)
(Unit: Million Yen)

	Fiscal Year ended March 31			Six-month period ended September 30
	2003	2004	2005	2004	2005
Sales	163,709	163,155	160,968	83,242	82,566
Cost of sales	85,306	84,638	84,041	41,914	41,104
Percentage of cost in sales	52.1%	51.9%	52.2%	50.3%	49.8%
Selling, general and administrative expenses	70,583	72,927	72,261	37,136	35,168
Percentage of selling, general and administrative expenses in sales	43.1%	44.7%	44.9%	44.6%	42.6%
Government subsidy	—	—	7,100	7,100	—
Operating income	7,264	3,016	11,766	11,292	6,294
Net income	2,898	2,902	6,790	6,495	4,435
I-2. Changes in sales by product category (three fiscal years and two most recent six-month periods)
(Unit: Million Yen, %)

	Fiscal Year ended March 31
	2003			2004			2005
			Percentage			Percentage			Percentage
			over the			over the			over the
			previous			previous			previous
	Amount	Percentage	period	Amount	Percentage	period	Amount	Percentage	period
Foundation and lingerie	116,741	71.3	101	115,674	70.9	99	114,895	71.4	99
Nightwear	12,710	7.8	100	11,823	7.2	93	10,746	6.7	91
Children’s underwear	2,515	1.5	102	2,583	1.6	103	2,317	1.4	90

Innerwear Subtotal	131,966	80.6	101	130,080	79.7	99	127,958	79.5	98

Outerwear/Sportswear	9,440	5.8	98	10,409	6.4	110	9,628	6.0	92
Hosiery	1,672	1.0	94	1,798	1.1	108	2,398	1.5	133
Other textile goods and related products	4,299	2.6	113	4,658	2.9	108	5,250	3.2	113
Others	16,332	10.0	100	16,210	9.9	99	15,734	9.8	97

Total	163,709	100	101	163,155	100	100	160,968	100	99

	Six-month period ended September 30
	2004		2004		2005
	Amount	Percentage	Percentage	Amount	Percentage	Percentage
			over the			over the
			previous			previous
			period			period
Foundation and lingerie	61,244	73.6	99	61,511	74.5	100
Nightwear	5,364	6.4	88	5,268	6.4	98
Children’s underwear	1,247	1.5	102	1,217	1.5	98
Innerwear Subtotal	67,855	81.5	98	67,996	82.4	100
Outerwear/Sportswear	4,948	6.0	99	4,658	5.6	94
Hosiery	1,064	1.3	145	1,201	1.4	113
Other textile goods and related products	2,365	2.8	105	1,807	2.2	76
Others	7,010	8.4	96	6,904	8.4	98
Total	83,242	100.0	99	82,566	100.0	99
(“Others” include mannequins, shop design and implementation, restaurant, culture, services, etc.)

Percentage of sales by product category
Six-month period ended September 30, 2005
Six-month period ended September 30, 2005

II. Non-Consolidated Result — Unaudited
II-1. Changes in business results (three fiscal years and two most recent six-month periods)
(Unit: Million Yen)

	Fiscal Year ended March 31			Six-month period ended September 30
	2003	2004	2005	2004	2005
Sales	128,641	128,496	128,243	68,451	68,184
Cost of sales	66,296	65,941	66,738	35,072	35,105
Percentage of cost in sales	51.5%	51.3%	52.0%	51.2%	51.5%
Selling, general and administrative expenses	54,175	56,778	57,393	29,057	28,317
Percentage of selling, general and administrative expenses in sales	42.1%	44.2%	44.8%	42.5%	41.5%
Operating income	8,169	5,775	4,111	4,321	4,761
Net income	3,013	4,035	3,098	2,978	3,268
     II-2. Changes in sales by sales channels (three fiscal years and two most recent six-month periods)
(Unit: Million Yen)

	Fiscal Year ended March 31
		2003			2004			2005
	Amount	Percentage	Percentage	Amount	Percentage	Percentage	Amount	Percentage	Percentage over the
			over the			over the			previous period
			previous			previous
			period			period
Department stores	47,488	36.9	100	44,428	34.6	94	42,940	33.5	97
General merchandising stores	46,912	36.5	103	46,544	36.2	99	47,697	37.2	102
Boutiques and retail stores	16,605	12.9	93	16,382	12.7	99	16,152	12.6	99
Mail order and direct sales	17,636	13.7	103	21,142	16.5	120	21,454	16.7	101

Total	128,641	100.0	100	128,496	100.0	100	128,243	100	100

	Six-month period ended September 30
	2004			2005
	Amount	Percentage	Percentage	Amount	Percentage	Percentage
			over the			over the
			previous period			previous period
Department stores	23,308	34.1	98	23,028	33.7	99
General merchandising stores	26,165	38.2	99	25,817	37.9	99
Boutiques and retail stores	8,703	12.7	93	7,405	10.9	85
Mail order, direct sales and others	10,275	15.0	116	11,934	17.5	116

Total	68,451	100.0	100	68,184	100.0	100

     * “Mail order, direct sales and others” include sales at the company’s own stores, catalogue sales, Remamma, Dublevé and cultural projects.